Exhibit 99.1

Meten EdtechX Announces Financial Results for the Second Quarter and the First Half Year Ended June 30, 2021

SHENZHEN, China, August 18, 2021 PRNewswire -- Meten EdtechX Education Group Ltd. (Nasdaq: METX) (“Meten EdtechX” or the “Company”), one of the leading omnichannel English language training (“ELT”) service providers in China, today announced its unaudited financial results for the second quarter and the first half year ended June 30, 2021.

	Q2 2021		HY 2020
	RMB (m)	YoY (%)	RMB (m)	YoY (%)
Gross billings	172.6	7.3%	348.0	22.0%
Revenues	204.8	8.2%	411.3	10.9%
General adult ELT	79.3	38.3%	146.3	29.3%
Online ELT	60.9	(23.1%)	132.2	(15.4%)
Overseas training services	37.0	97.4%	76.9	87.5%
Junior ELT	23.1	(27.1%)	48.3	(12.4%)
Junior ELT- under “Meten” brand	21.4	256.3%	39.2	269.3%
Junior ELT- under “ABC” brand	1.7	(93.3%)	9.2	(79.4%)
Gross Profit	66.2	23.4%	137.0	52.0%
Gross Profit Margin	32.3%	4.0 ppts	33.3%	9.0 ppts
Adjusted net loss[1]	(75.7)	16.2%	(128.9)	32.3%

[1]	Non-GAAP measure. For more information about non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” at the end of this press release.

Highlights

●	2Q 2021 revenue increased 8.2% year-on-year to RMB204.8 million (US$31.7 million), HY 2021 revenue increased 10.9% year-on-year to RMB411.3 million (US$63.7 million), primarily as a result of the strong rebound in gross billing after the impact of COVID-19 faded.

●	Supported by investments in the Junior ELT segments and new product development, revenue for Junior ELT under the “Meten” brand increased by 256.3% year-on-year in 2Q 2021 to RMB21.4 million (US$3.3 million). Revenue for Junior ELT under the “Meten” brand increased by 269.3% year-on-year in HY 2021 to RMB39.2 million (US$6.1 million).

●	2Q 2021 gross profit increased 23.4% year-on-year to RMB66.2 million (US$10.2 million), primarily as a result of the improvement of gross billings and operational efficiency. Gross profit margin increased 4.0 percentage points year-on-year to 32.3%. HY 2021 gross profit increased 52.0% year-on-year to RMB137.0 million (US$21.2 million). Gross profit margin increased 9.0 percentage points year-on-year to 33.3%.

●	As of June 30, 2021, Meten EdtechX had 102 learning centers in operation. To optimize the layout of offline centers, the Company closed another 8 offline learning centers by the end of the second quarter of 2021.

●	2Q 2021 adjusted net loss decreased 16.2% year-on-year to RMB75.7 million (US$11.7 million). HY 2021 adjusted net loss decreased 32.3% year-on-year to RMB128.9 million (US$20.0 million).

Alan Peng, Chief Executive Officer of Meten EdtechX commented:

“Our strong results from second quarter reflect our confidence in our team’s ability to consistently execute on our strategy. We remain focused on meeting the needs of market and navigating the ongoing impact of COVID-19 on our business. To achieve our long-term operational objectives, we have made many business adjustments and optimizations. We have transferred all offline courses to online courses and will allow all offline students to schedule online synchronized courses in September. We plan to gradually reduce our offline learning centers to 1-2 in each city and make these centers become learning and communication platforms for students, which can greatly reduce the fixed cost and increase profit margins. We are striving to solve the problem of low utilization of online English course resources, reduce teaching costs, change the industry’s high-input and high-output business model, add low-cost foreign teachers, and launching low-cost and high-profit Philippine foreign teachers’ courses to meet the needs of most students, optimize our operation and reduce corporate operational risks. Also, we provide diversified online courses suitable for adult career development to better meet the diverse learning needs of young people in the Chinese workplace. Students can learn English while learning other courses that are prerequisite for their own career development, such as marketing, management, finance, communication skills, EMBA and other courses. Within the current dynamic operating environment, we expect to leverage our market position through our strategic transformations to drive value for our customers and shareholders.”

Operational developments

	2Q 2021		HY 2021
Student enrollments	18,442	31.3%	36,406	38.8%
Course withdrawal rate(1) (%)	13.51%	3.06 ppts	13.45%	2.56 ppts

(1)	Refers to the amount of refunds issued in a specific period of time as a percentage of the sum of the amount of gross billings and the amount of refunds for such period.
	March 31, 2021			June 30, 2021
Number of self-operated learning centers	97	(7.6	%)*	92	(5.2	%)*
Number of franchised learning centers	13	-	*	10	(23.1	)*

(* Change compared to the previous quarter end)

Growing online and Junior student enrollment

As of June 30, 2021, the number of registered users for online courses increased by 19% year-on-year, up to 1.9 million, as the Company diversified course offerings and leveraged cross-selling opportunities through offline and online channels as its learning centers reopened. Supported by investments in the Junior ELT segments and new product development, the number of registered junior students for Junior ELT under the “Meten” brand increased by 240.9% year-on-year as of June 30, 2021.

Continued product innovation

Meten EdtechX continued to invest in product development during the second quarter of 2021, leveraging the several recently launched new products across both its offline and online platforms, which include three new language (Japanese, Spanish and Korean) products. For the first half of 2021, the Company’s gross billings derived from Japanese, Spanish and Korean language training services was RMB5.7 million (US$0.88 million).

The Company plans to launch Meten Junior Growth Centers (“Centers”) nationwide and has already opened Centers in Beijing, Chongqing, Changsha, Nanchang, and Foshan. Currently, there are five courses offered in the Centers: STEAM (Science, Technology, Engineering, Arts and Mathematics), handicraft workshop, creative art, children’s drama, and calligraphy. The Company plans to offer 10 courses through the Centers by the end of 2021.

Financial results

Revenues

In the second quarter of 2021, revenue amounted to RMB204.8 million (US$31.7 million), an increase of 8.2% year-on-year from RMB189.3 million in the second quarter of 2020. In the first half of 2021, revenue amounted to RMB411.3 million (US$63.7 million), an increase of 10.9% year-on-year from RMB370.9 million in the first half of 2020, primarily as a result of the strong rebound in gross billing after the impact of COVID-19 faded.

For general adult ELT, revenues increased 38.3% year-on-year, to RMB79.3 million (US$12.3 million) in the second quarter of 2021 from RMB57.3 million in the second quarter of 2020. For overseas training services, revenues increased 97.4% year-on-year, to RMB37.0 million (US$5.7 million) in the second quarter of 2021 from RMB18.7 million in the second quarter of 2020. For general adult ELT, revenues increased 29.3% year-on-year, to RMB146.3 million (US$22.7 million) in the first half of 2021 from RMB113.1 million in the first half of 2020. For overseas training services, revenues increased 87.5% year-on-year, to RMB76.9 million (US$11.9 million) in the first half of 2021 from RMB41.0 million in the first half of 2020.

For Junior ELT, revenues decreased from RMB31.6 million in the second quarter of 2020 to RMB23.1 million (US$3.6 million) in the second quarter of 2021, among which, revenue for Junior ELT under “Meten” brand increased by 256.3% year-on-year in the second quarter of 2021 to RMB21.4 million (US$3.3 million). In the second quarter of 2021, due to regulatory mandates, all off-campus training institutions suspended their business operations in Beijing, and the revenue for Junior ELT under “ABC” brand decreased by 93.3% year-on-year. For Junior ELT, revenues decreased from RMB55.2 million in the first half of 2020 to RMB48.3 million (US$7.5 million) in the first half of 2021, among which, revenue for Junior ELT under “Meten” brand increased by 269.3% year-on-year in the first half of 2021 to RMB39.2 million (US$6.1 million). In the first half of 2021, Junior ELT under “ABC” brand operated only for a limited period, and as a result, revenue for Junior ELT under “ABC” brand decreased by 79.4% year-on-year.

For online ELT, revenues decreased 23.1% year-on-year, from RMB79.2 million in the second quarter of 2020 to RMB60.9 million (US$9.4 million) in the second quarter of 2021. Revenues decreased 15.4% year-on-year, from RMB156.3 million in the first half of 2020 to RMB132.2 million (US$20.5 million) in the first half of 2021. This slight decrease was mainly due to the fact that the Company’s online ELT business reached a peak as a result of the COVID-19 in the same period last year.

Cost of revenues

The Company’s cost of revenues consists primarily of staff costs, property expenses, depreciation and amortization, and teaching material costs.

In the second quarter of 2021, cost of revenues increased by 2.1% to RMB138.6 million (US$21.5 million), from RMB135.7 million in the second quarter of 2020. In the first half of 2021, cost of revenues decreased by 2.3% to RMB274.4 million (US$42.5 million), from RMB280.8 million in the first half of 2020.

Gross profit

In the second quarter of 2021, gross profit increased by 23.4% to RMB66.2 million (US$10.2 million), from RMB53.6 million in the second quarter of 2020. In the first half of 2021, gross profit increased by 52.0% to RMB137.0 million (US$21.2 million), from RMB90.1 million in the first half of 2020, due to the improvement of gross billings and operational efficiency.

For the second quarter of 2021, gross profit margin increased by 4.0 percentage points to 32.3% from 28.3% for the second quarter of 2020. For the first half of 2021, gross profit margin increased by 9.0 percentage points to 33.3% from 24.3% for the first half of 2020.

Operating expenses

In the second quarter of 2021, selling and marketing expenses amounted to RMB77.1 million (US$11.9 million), an increase of 8.9% from RMB70.9 million in the second quarter of 2020. In the first half of 2021, selling and marketing expenses amounted to RMB147.5 million (US$22.9 million), an increase of 5.8% from RMB139.5 million in the first half of 2020.

In the second quarter of 2021, research and development expenses decreased by 59.3% year-on-year to RMB3.3 million (US$0.5 million), from RMB8.2 million in the second quarter of 2020. In the first half of 2021, research and development expenses decreased by 50.4% year-on-year to RMB7.5 million (US$1.2 million), from RMB15.2 million in the first half of 2020.

In the second quarter of 2021, general and administrative expenses decreased by 3.3% year-on-year to RMB63.2 million (US$9.8 million), from RMB65.4 million in the second quarter of 2020. In the first half of 2021, general and administrative expenses increased by 10.8% year-on-year to RMB144.5 million (US$22.4 million), from RMB130.4 million in the first half of 2020. This decrease was primarily due to an increase in share-based compensation expenses.

Loss from operations

For the second quarter of 2021, loss from operations was RMB77.5 million (US$12.0 million), compared to a loss from operations of RMB90.8 million in the second quarter of 2020. For the first half of 2021, loss from operations was RMB162.6 million (US$25.2 million), compared to a loss from operations of RMB194.9 million in the first half of 2020.

Net loss

For the second quarter of 2021, net loss was RMB80.3 million (US$12.4 million), compared to a net loss of RMB93.4 million in the second quarter of 2020. For the first half of 2021, net loss was RMB169.7 million (US$26.3 million), compared to a net loss of RMB195.1 million in the first half of 2020.

Cash and cash equivalents

As of June 30, 2021, Meten EdtechX had RMB144.2 million (US$22.3 million) of cash and cash equivalents, compared to RMB90.1 million as of December 31, 2020.

Outlook

The Company expects to complete the strategic transformation in the next quarter and upgrade to an online and offline training organization that provides comprehensive workplace training services. In addition, the Company intends to actively explore business opportunities in other industries including quality-oriented education, medical aesthetics, and VR teaching products for institutions, so as to lay a stable foundation for the Company’s long-term development.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to USD for the second quarter of 2021 are made at the rate of RMB6.4566 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2021, respectively. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30 2021, as the case may be, or at any other rate.

About Non-GAAP Financial Measures

Meten EdtechX’s consolidated financial results are presented in accordance with GAAP. However, to provide meaningful supplemental information regarding its performance, Meten EdtechX adopts the following measures which are defined as non-GAAP financial measures by the SEC:

●	EBITDA: calculated by subtracting net interest income/loss and adding back income tax expense and non-cash expense of depreciation and amortization to a firm’s net income/(loss).

●	Adjusted EBITDA: calculated by removing certain one-off, irregular and/or non-recurring items from EBITDA such as offering expenses and share-based compensation expenses.

●	Adjusted net (loss)/income: calculated by adding back certain one-off, irregular and/or non-recurring items to net income/loss such as offering expenses and share-based compensation expenses.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

About Meten EdtechX

Meten EdtechX is one of the leading ELT service providers in China, delivering English language and skills training for Chinese students and professionals. Through a sophisticated digital platform and a nationwide network of learning centers, the Company provides its services under three industry-leading brands: Meten (adult and junior ELT services), ABC (primarily junior ELT services) and Likeshuo (online ELT). The Company offers superior teaching quality and student satisfaction, served by cutting edge technology deployed across its business, including AI-driven centralized teaching and management systems that record and analyze learning processes in real time.

The Company is committed to improving the overall English language competence of the Chinese population to keep abreast of the rapid development of globalization. Its experienced management is focused on further developing its digital platform and expanding its network of learning centers to deliver a continually evolving service offerings to a growing number of students across China.

For more information, please visit: https://investor.metenedu-edtechx.com.

Safe Harbor Statement

This announcement contains forward-looking statements that involve risks and uncertainties. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the continuing impact of the COVID-19 pandemic and the emergence of new variants, our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our brands; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the English language training sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese English language training and private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Ascent Investor Relations LLC
Tina Xiao
+1 917-609-0333
tina.xiao@ascent-ir.com

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(The following financial data has not been reviewed by the auditor)

	2020		2021
	Q2	H1	Q2		H1
	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	US$’000
Revenues	189,328	370,909	204,765	31,714	411,319	63,705
Cost of revenues	(135,727)	(280,775)	(138,599)	(21,466)	(274,357)	(42,492)

Gross profit	53,601	90,134	66,166	10,248	136,962	21,213

Operating expenses:
Selling and marketing expenses	(70,862)	(139,466)	(77,145)	(11,948)	(147,543)	(22,852)
General and administrative expenses	(65,391)	(130,415)	(63,240)	(9,795)	(144,511)	(22,382)
Research and development expenses	(8,176)	(15,182)	(3,327)	(515)	(7,526)	(1,166)

(Loss)/income from operations	(90,828)	(194,929)	(77,546)	(12,010)	(162,618)	(25,187)

Other income (expenses):
Interest income	149	282	63	10	173	27
Interest expenses	(1,219)	(2,284)	(1,588)	(246)	(3,475)	(538)
Foreign currency exchange gain/(loss), net	466	258	(631)	(98)	(1,054)	(163)
Gains/(losses) on disposal and closure of subsidiaries and branches	-	-	(3,439)	(533)	(5,495)	(851)
Gains on Short-term investments			-	-	-
Government grants	10,453	12,879	1,728	268	6,369	986
Equity in income/(loss) on equity method investments	1,350	107	245	38	1,449	224
Others, net	(10,880)	(11,095)	(940)	(146)	(1,735)	(269)

(Loss)/income before income tax	(90,509)	(194,782)	(82,108)	(12,717)	(166,386)	(25,771)

Income tax expense	(2,858)	(308)	1,796	278	(3,267)	(506)

Net (loss)/income	(93,367)	(195,090)	(80,312)	(12,439)	(169,653)	(26,277)

Less: Net (loss)/income attributable to non-controlling interests	2,026	3,437	(2,244)	(348)	(4,809)	(745)

Net (loss)/income attributable to owners of the Company	(95,393)	(198,527)	(78,068)	(12,091)	(164,844)	(25,532)

Add:
Share-based compensation expenses	2,964	4,577	4,594	712	38,358	5,941
Warrant financing	-	-	-	-	2,404	372

Adjusted Net (loss)/income	(90,403)	(190,513)	(75,718)	(11,727)	(128,891)	(19,964)